EXHIBITS

Exhibit Number		Page
	Copy of the press release of PLDT Inc. (“PLDT”) entitled “PLDT receives NYSE Notice regarding Late Filing of Annual Reports on Form 20-F”, which PLDT is submitting pursuant to Section 802.01E of the NYSE Listed Company Manual. The press release was likewise submitted to the Philippine Stock Exchange and the Philippine Securities and Exchange Commission on November 11, 2026, and is posted on PLDT’s website at https://main.pldt.com/investor-relations/press-releases-and-disclosures#2026.	2

PLDT pressrelease

PLDT receives NYSE Notice regarding

Late Filing of Annual Reports on Form 20-F

MANILA, Philippines 11 November 2026 – PLDT Inc. (PSE: TEL) (NYSE: PHI) (“PLDT” or the “Company”) previously disclosed the withdrawal by SyCip Gorres Velayo & Co. (“SGV”) of its audit opinions on the Company’s 2024 and 2025 IFRS financial statements. Further details are set out in the Company’s disclosures dated August 13, 2026 and November 2, 2026.

Under Section 802.01E of the New York Stock Exchange (“NYSE”) Listed Company Manual, the withdrawal of these required audit opinions results in a filing delinquency. Accordingly, PLDT has received a notice dated November 4, 2026 from the NYSE stating that the Company is not in compliance with such provision in respect of its annual reports on Form 20-F for the fiscal years ended December 31, 2024 and December 31, 2025 (the “Delayed Filings”).

Under the NYSE Listed Company Manual, the Company has an initial six-month period from August 13, 2026 to comply by filing the Delayed Filings. The NYSE will monitor the Company’s filing status during this period and may, in its sole discretion, allow continued trading for up to an additional six months, depending on the Company’s specific circumstances. If the Company is unable to comply within the applicable period, suspension and delisting procedures will commence pursuant to Section 804.00 of the Listed Company Manual. The NYSE may also commence delisting proceedings at any time if circumstances warrant.

The Company intends to file the Delayed Filings as soon as practicable.

The NYSE notice does not affect the Company’s business operations or its listing on the Philippine Stock Exchange. It also has no immediate impact on the listing of the Company’s American Depositary Shares, which will continue to trade on the NYSE.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

PLDT Investor Relations:

Jinggay Nograles

Email: PLDT_IR_Center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://www.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : November 11, 2026